Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES

 RESULTS FOR THE YEAR 2010

Tel Aviv, Israel, March 29, 2011, Elbit Imaging Ltd. (“EI”) (TASE, NASDAQ: EMITF) announced today its results for the year 2010.

Years 2010 and 2009 results analysis:

Consolidated revenues in Year 2010 were NIS 1,474 million (US$ 415 million) compared to NIS 698 million reported last year.

The increase is mainly attributable to: (i) gain from a bargain purchase of EDT in the amount of NIS 397 million (US$ 112 million), executed by EPN, which is 43% held by the Company (a bargain purchase represent the difference between the fair value of the net identifiable assets and the aggregate value of consideration). The gain was recorded as a result of the acquisition of a 48% stake in EDT, an Australian investment trust which manages two US REIT portfolios located in 20 states in the United States, executed in June 2010; (ii) gain from sale of our UK hotels in the amount of NIS 199 million (US$ 56 million), executed in December 2010;(iii) and gain from investment property attributable to EDT.

Revenues from commercial centers increased in 2010 to NIS 103 million (US$ 29 million) from NIS 85 million last year. This increase is mainly attributable to the operation of four completed commercial and entertainment centers in 2010 compared to two in the 2009.

Cost of commercial centers decreased to NIS 157 million (US$ 44 million) compared to NIS 169 million reported last year. This decrease is mainly attributable to: (i) devaluation of the EURO against the NIS; offset by (ii) an increase in direct cost of operations of commercial centers.

Gain from fair value adjustment investment property amounted to NIS 40 million (US$ 11 million) in 2010 compared to NIS 3 million reported last year. The gain in 2010 represent the revaluation of EDT assets since its acquisition in June 2010.

Revenues from Investment property rental income was in 2010 NIS 122 million (US$ 24 million). The gain attributable to the operation of EDT in the second half of 2010.

Cost of Investment property expenses was in 2010 NIS 51 million (US$ 14 million).

Revenues from hotels operations and management increased to NIS 404 million (US$ 114 million) as compared to NIS 397 million reported last year. This increase is mainly attributable to the improvement in revenues from our hotels in the United Kingdom, Belgium, Romania and our new hotel in Schiphol, Holland, and is offset by the devaluation of the EURO and the British Pound (the functional currencies in which our hotels operate) against the NIS.

Costs and expenses from hotels operations and management decreased to NIS 341 million (US$ 96 million) compared to NIS 353 million reported last year. This decrease is mainly attributable to the devaluation of the EURO and the British Pound against the NIS.

Revenues from sale of medical systems decreased to NIS 34 million (US$ 10 million) compared to NIS 62 million reported last year. The decrease is attributable to the number of the systems sold in 2010 compared to 2009.

Costs and expenses of medical systems operations decreased in 2010 to NIS 64 million (US$ 18 million) compared to NIS 67 million reported last year.

Research and development expenses decreased in 2010 to NIS 58 million (US$ 16 million) compared to NIS 74 million reported last year. These costs are attributable to the operations of InSightec.

Revenues from sale of fashion merchandise increased to NIS 175 million in 2010 (US$ 49 million) compared to NIS 118 million reported last year. This increase is attributed mainly to the operating of four new GAP stores during 2010.

Cost and expenses of fashion merchandise increased in 2010 to NIS 198 million (US$ 56 million) compared to NIS 134 million reported last year. This increase was attributable mainly to increase in retail operation as mentioned above.

General and administrative expenses decreased in 2010 to NIS 65 million (US$18 million) in 2010 as compared to NIS 66 million in 2009.

Financial expenses, net resulted in expenses of NIS 373 (US$ 105 million) in 2010 compared to NIS 262 million reported last year. Such increase is comprised of:

(I) A decrease in the amount of NIS 20 million (US$ 6 million), attributable mainly to non-cash expenses derived from changes in fair value of financial instruments (mainly Plaza Centers notes, currency and interest hedge transactions, derivatives and marketable securities) all measured at fair value through profit and loss.

(II) An increase in the amount of NIS 78 million (US$ 22 million), in non-cash expenses related to exchange rate differences. The increase is mainly attributable to exchange rate losses of Plaza Center's notes as a result of the devaluation of 13% in the EURO against the NIS during 2010.

(III) An increase in interest expenses, net in the amount of NIS 53 million (net of: (i) interest income, (ii) capitalization of financial expenses to qualified assets and (iii) CPI linkage on borrowing). Such increase is mainly attributable to interest expenses attributable to EDT operational and to decrease in interest receive from deposits in 2010.

Impairment charges and other expenses, net decrease to NIS 85 million (US$ 24 million), compared to NIS 260 million reported last year. The Company impaired Plaza Center's real estate assets in the amount of NIS 43 million in 2010 as compared to NIS 217 million in 2009.

Income before taxes in 2010 was NIS 74 million (US$ 21 million) as compared to Loss before taxes in the amount of NIS 703 million in 2009.

Income Tax in 2010 was NIS 5 million (US$ 1.5 million) as compared to tax benefits in the amount of NIS 36 million last year.

Income from continuing operations in 2010, was NIS 69 million (US$ 19 million) compared to loss of NIS 668 million reported last year.

Profit from discontinuing operation, net in 2010 was NIS 4 million (US$ 1 million) compared to NIS 17 million reported last year.

Income in 2010 was NIS 74 million (US $21 million) of which NIS 62 million (US$ 17 million) is attributable to the equity holders of the Company and amount of NIS 12 million (US$ 3 million) is attributable to the minority interest.

Loss in 2009 was NIS 651 million of which NIS 531 million is attributable to the equity holders of the Company and income of NIS 120 million is attributable to minority interest.

Mr. Dudi Mahloof, CO-CEO of Elbit Imaging Ltd. announced:

"We are closing the year 2010 with a profit, where in this year we have undertaken important strategic steps.

As part of the strategic decision to focus on the primary operations of the Company, namely real estate business, our goal is to establish our US real estate division as an additional primary division alongside Plaza Centers and it is our intention to expand this division significantly. We continue to see great potential in the field of commercial centers in the United States and we are working to locate additional attractive deals. This business strategy has already borne fruit, which is reflected in the revenues from the commercial centers in the United States as a result of the EDT transaction which was signed in June 2010. We expect that with the growth of our US operations, these operations will become a substantial part of the Company's balance sheet.

We view our Indian operation as a long term growth-engine with a focus on residential real estate development. After many years of work we expect that over the course of the coming year, the sale of apartments will commence in the projects we own. Additionally, our subsidiary, Plaza Centers will open to the public its first shopping center, the Koregaon Park, in Pune, India.

Regarding the commercial centers in Eastern Europe, we have opened two new centers in Poland and secured bank loans to finance approximately 70% of the development costs for an additional 2 commercial centers in Serbia and Poland. Likewise, we see a clear trend of improvement in some of the countries where we operate (mainly Poland and Serbia), which resulted the commenced of the construction of new projects in parallel to securing construction loans.

As part of the Company's strategy and with a goal of expanding our shareholder equity, we took steps in our hotel division of selling the group's three hotels in London to Park Plaza, which generated to us a profit. Likewise, we are identifying improvements in income and operations of the hotels division, which contribute significantly to the increase in value of our hotels

Another strategic move undertaken this year was placing the medical operations division of the Company into a publicly traded shell. to The establishment of this  platform enable us to float a significant value to this division alongside with creating independent capital sources for this division, in order to to continue strongly with the research and development activities of  InSightec Ltd. and Gamida Cell."

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe ("CEE") and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2009, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel:+972-3-6086024	Tel:+972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,		December 31
	2010	2009	2010
			Convenience
			translation
	(in thousand NIS)		US$'000

Current Assets
Cash and cash equivalents	1,040,797	1,508,301	293,265
Short-term deposits and investments	835,730	563,719	235,483
Trade accounts receivable	55,084	45,049	15,521
Other receivable	108,940	119,890	30,696
Prepayments and other assets	295,305	335,206	83,208
Inventories	44,643	45,494	12,579
Trading property	4,192,241	4,157,610	1,181,246
	6,572,740	6,775,269	1,851,998
Assets related to discontinued operation	-	2,250	-
	6,572,740	6,777,519	1,851,998

Non-Current Assets
Deposits, loans and other long-term balances	645,842	625,695	181,978
Investments in associates	25,127	41,597	7,080
Property, plant and equipment	1,157,206	(*) 1,787,720	326,065
Investment property	2,232,322	(**) 99,881	629,000
Other assets and deferred expenses	21,160	(*) 22,291	5,960
Intangible assets	48,316	53,486	13,615
	4,129,973	2,630,670	1,163,698

	10,702,713	9,408,189	3,015,696

Current Liabilities
Short-term credits	2,446,546	2,218,964	689,362
Suppliers and service providers	109,426	199,566	30,833
Payables and other credit balances	196,445	201,450	55,352
Other liabilities	126,590	117,965	35,669
	2,879,007	2,737,945	811,216
Liabilities related to discontinued operation	12,615	18,630	3,555
	2,891,622	2,756,575	814,771

Non-Current liabilities
Borrowings	5,524,260	(*) 4,347,333	1,556,568
Other financial liabilities	75,532	96,686	21,283
Other liabilities	14,005	17,450	3,946
Deferred taxes	19,773	(**) 41,974	5,571
	5,633,570	4,503,443	1,587,368

Shareholders' Equity
Attributable to equity holders of the Company	760,740	(*/**) 946,450	214,354
Minority Interest	1,416,781	(**) 1,201,721	399,203
	2,177,521	2,148,171	613,557

	10,702,713	9,408,189	3,015,696

(*)	Retrospective application of accounting policy for classification of leases of land.
(**)	Change in accounting policy of measurement of investment property.

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Year ended December 31	Year ended December 31	Year ended December 31
	2010	2009	2010
	(in thousand NIS)		Convenience translation US$'000

Revenues and gains
Gain from bargain purchase	397,082	-	111,886
Gain from sale of real estate assets	198,777	-	56,009
Gain from changes of shareholding in subsidiaries	-	31,106	-
Commercial centers	102,895	85,466	28,993
Gain from fair value adjustment of investment property	40,226	(*)3,423	11,334
Investment property rental income	122,462	-	34,506
Hotels operations and management	403,822	396,736	113,785
Sale of medical systems	33,631	61,683	9,476
Sale of fashion merchandise and others	174,817	118,386	49,258
	1,473,712	696,800	415,247

Expenses and losses
Commercial centers	156,745	(**)169,253	44,166
Investment property expenses	50,571	-	14,249
Hotels operations and management	341,291	353,229	96,165
Cost and expenses of medical systems operation	63,973	67,403	18,026
Cost of fashion merchandise and others	197,574	134,142	55,670
Research and development expenses	58,514	73,959	16,488
General and administrative expenses	65,292	66,153	18,397
Share in losses of associates, net	8,275	14,038	2,332
Financial expenses (income) , net	372,769	261,524	105,035
Impairments, charges and other expenses, net	84,664	260,225	23,855
	1,399,668	1,399,926	394,383

Income (loss) before income taxes	74,044	(703,126)	20,864
Income taxes (tax benefits)	4,920	(35,571)	1,388

Income (loss) from continuing operations	69,124	(667,554)	19,476
Profit (loss) from discontinued operation, net	4,401	16,550	1,240

Income (loss) for the period	73,525	(651,005)	20,716

Attributable to:
Equity holders of the Company	61,998	(530,942)	17,469
Minority interest	11,527	(120,063)	3,247
	73,525	(651,005)	20,716

(*)	Retrospective application of accounting policy for classification of leases of land.
(**)	Change in accounting policy of measurement of investment property.

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Year ended December 31	Year ended December 31,	Year ended December 31
	2010	2009	2010
	(in thousand NIS)		Convenience translation US$'000

Income (loss) for the period	73,525	(651,005)	20,716

Exchange differences arising from translation of foreign operations	(393,581)	89,638	(110,899)
Loss from cash flow hedge	39,220	(2,099)	11,051
Gain (loss) from available for sale investments	(864)	9,383	(244)
	(355,225)	96,922	(100,092)
Comprehensive income (loss)	(281,700)	(554,083)	(79,376)

Attributable to:
Equity holders of the Company	(128,992)	(464,132)	(36,345)
Minority interest	(152,708)	(89,951)	(43,031)
	(281,700)	(554,083)	(79,376)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium	Cumulative Foreign currency translation adjustments	Hedging reserves	Available for sale and other reserves	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
Balance -
January 1, 2009	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	960,620	1,512,211	(138,519)	1,373,692	1,064,091	2,437,783
Effect of change in accounting policy of measurement of investment property							7,456	7,456		7,456	5,805	13,261
Effect of change in accounting policy for classification of lease of land							(3,800)	(3,800)		(3,800)		(3,800)
As restated	38,032	815,291	(304,369)	(37,122)	(4,081)	43,840	964,276	1,515,867	(138,519)	1,377,348	1,069,896	2,447,244
Comprehensive income (loss)	-	-	62,065	(2,099)	6,844	-	(530,942)	(464,132)	-	(464,132)	(89,951)	(554,083)
Stock based compensation expenses	-	-	-	-	-	13,957	-	13,957	-	13,957	36,622	50,579
Initialy consolidated subsidiary	-	-		-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the minority by a subsidiary	-	-	-	-	-	-	-	-	-	-	71,940	71,940
Exercise of shares by employees	6	701	-	-	-	(707)	-	-	-	-	-	-
Equity componenet of convertiable debentures	-	19,277	-	-	-	-	-	19,277	-	19,277	-	19,277
Purchase of the minority interest	-	-	-	-	-	-	-	-	-	-	107,221	107,221
December 31, 2009	38,038	835,269	(242,304)	(39,221)	2,763	57,090	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171

Comprehensive income (loss)	-	-	(229,689)	39,221	(519)	-	61,998	(128,992)	-	(128,992)	(152,708)	(281,700)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(30,002)	(30,002)	-	(30,002)
Stock based compensation expenses	-	-	-	-	-	9,429	-	9,429	-	9,429	23,380	32,809
Employee stocks expired		6,832				(6,832)		-		-		-
Initialy consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	172,864	172,864
issuance of shares to the minority by a subsidiary	-	-	-	-	(36,145)	-	-	(36,145)	-	(36,145)	171,524	135,379
Exercise of shares by employees	13	2,473	-	-	-	(2,486)	-	-	-	-	-	-
December 31, 2010	38,051	844,574	(471,993)	0	(33,901)	57,201	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium	Cumulative Foreign currency translation adjustments	Hedging reserves	Available for sale and other reserves	Stock base compensation reserve	Retained earnings	Gross Amount	Treasury stock	Total amount attributable to equity holders of the Company	Minority Interest	Total shareholders' equity
	Convenience translation US$'00

December 31, 2009	10,718	235,353	(68,274)	(11,051)	779	16,086	122,100	305,711	(39,030)	266,681	338,608	605,289

Comprehensive income (loss)	-	-	(64,719)	11,051	(146)	-	17,469	(36,345)	-	(36,345)	(43,031)	(79,376)
Purchase of parent shares by a subsidiary	-	-	-	-	-	-	-	-	(8,454)	(8,454)	-	(8,454)
Stock based compensation expenses	-	-	-	-	-	2,657	-	2,657	-	2,657	6,587	9,244
Employee stocks expired	-	1,925	-	-	-	(1,925)	-	-	-	-	-	-
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	48,708	48,708
issuance of shares to the minority by a subsidiary	-	-	-	-	(10,185)	-	-	(10,185)	-	(10,185)	48,331	38,146
Exercise of shares by employees	4	697	-	-	-	(701)	-	-	-	-	-	-
December 31, 2010	10,722	237,975	(132,993)	0	(9,552)	16,118	139,569	261,838	(47,484)	214,354	399,203	613,557